Wyndham Worldwide Corporation

22 Sylvan Way

Parsippany, New Jersey 07054

(973) 753-6000 telephone

(973) 753-6545 facsimile

www.wyndhamworldwide.com

November 12, 2014

VIA EDGAR SUBMISSION

Pradip Bhaumik

U.S. Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wyndham Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 14, 2014

File No. 1-32876

Dear Mr. Bhaumik:

We are in receipt of the comment letter dated October 29, 2014 (“Comment Letter”) relating to Wyndham Worldwide Corporation’s Form 10-K for the year ended December 31, 2013 filed on February 14, 2014.  Due to the time needed to coordinate the information for our response, we hereby respectfully request an additional 10 business days to respond to the Comment Letter.  Accordingly, we plan to submit our response to the Comment Letter by November 26, 2014.

Very truly yours,

/s/ Steve Meetre
Steve Meetre
Senior Vice President
Wyndham Worldwide Corporation

cc:  Cecilia Blye

Securities and Exchange Commission